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                                                                 Exhibit 99.7

                                 ADDENDUM
                                    TO
                          STOCK ISSUANCE AGREEMENT

          The following provisions are hereby incorporated into, and are hereby made a part of, that certain Stock Issuance Agreement dated _______________________, 199__ (the "Issuance Agreement") by and between
DoubleClick, Inc. (the "Corporation") and __________________________________
("Participant") evidencing the stock issuance (the "Issuance") on such date to Participant under the terms of the Corporation's 1997 Stock Incentive Plan (the "Plan"), and such provisions shall be effective immediately. All capitalized terms used in this Addendum, to the extent not otherwise specifically defined herein, shall have the meanings assigned to such terms in the Issuance Agreement.

         PART ONE:  VESTING ACCELERATION UPON CHANGE IN CONTROL

               To the extent the Repurchase Right is assigned to the successor entity (or parent company) in connection with a Change in Control, the Repurchase Right shall terminate automatically with respect to the Purchased Shares in an amount equal to the sum of (i) the number of Purchased Shares that would have become vested during the twelve (12)-month period following the Change in Control in accordance with the Vesting Schedule indicated in the Issuance Agreement if the Participant had remained in Service through that date. No such termination of the Repurchase Right shall occur, however, to the extent the acceleration of the vesting of the Purchased Shares would, when added to the present value of certain other payments in the nature of compensation which become due and payable to Participant in connection with the Change in Control, result in the payment to Participant of an excess parachute payment under Code Section 280G(b).
The determination of any such excess parachute payment shall be made by the Plan Administrator in accordance with the guidelines set forth in Part Two of this Addendum, and such determination shall be final, binding and conclusive.

           PART TWO: DETERMINATION OF SECTION 280G LIMITATION

          A. The following definitional provisions are to be utilized in making all determinations and calculations with respect to any parachute payments to which Participant may be entitled in connection with a Change in
Control:

          ACTUAL AVERAGE COMPENSATION means Participant's average W-2 wages and other compensation received from the Corporation for the five (5) calendar years (or such fewer number of actual calendar years of employment with the Corporation) completed immediately prior to the calendar year in which the Change in Control is effected. Any W-2 wages or other compensation for a partial year of employment with the Corporation shall be annualized, in accordance with the frequency with which such wages are paid during such partial year, before inclusion within Actual Average Compensation. Should Participant's Service with the Corporation commence in the calendar year in which the Change in Control is effected, then

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Actual Average Compensation shall be equal in amount to the rate of base salary in effect for the Participant for that year plus all other items of compensation received from the Corporation for such year. If any of Participant's compensation from the Corporation during such five (5)-year or shorter period was not included in Participant's W-2 wages for U.S. income tax purposes, either because Participant was not a U.S. citizen or resident or because such compensation was excludible from income as foreign earned income under Code Section 911 or as pre-tax income under Code Section 125 or 402(g), then such compensation shall nevertheless be included in Actual Average Compensation to the same extent as if it were part of Participant's W-2 wages.

          CODE means the Internal Revenue Code of 1986, as periodically amended.


          FAIR MARKET VALUE means, with respect to any shares of Common Stock, the closing selling price per share of Common Stock on the date in question on the Nasdaq National Market, as such price is reported on the Nasdaq National Market or any successor system. If there is no such reported price on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

          ISSUANCE means any Purchased Shares held by the Participant under the Corporation's 1997 Stock Incentive Plan (the "1997 Plan") or the Corporation's predecessor 1997 Stock Option Plan (the "Predecessor Plan") and unvested at the time of the Change in Control. Such Issuances are to be divided into two separate categories as follows:

              - RESTRICTED ISSUANCES: unvested Purchased Shares subject to the Issuance Agreement and any other Issuance of which the acceleration of the vesting of such shares is limited, pursuant to the express provisions of the instrument evidencing the issuance, to an amount which will not result in an excess parachute payment under Code
     Section 280G and the Treasury Regulations issued thereunder.

              - UNRESTRICTED ISSUANCES: any unvested Purchased Shares of which the acceleration of the vesting of those shares is not subject to any limitations under the instrument of issuance which is designed to avoid an excess parachute payment under Code Section 280G and the Treasury Regulations issued thereunder.

          ISSUANCE PARACHUTE PAYMENT means, with respect to each Issuance which is accelerated under either the 1997 Plan or the Predecessor Plan upon the Change in Control, the portion of that Issuance deemed to be a parachute payment under Code Section 280G and the Treasury Regulations issued thereunder. The portion of such Issuance which is categorized as an Issuance Parachute Payment shall be calculated in accordance with the valuation provisions established under Code Section 280G and the applicable Treasury Regulations and shall include an appropriate dollar adjustment to reflect the lapse of Participant's obligation to remain in Service as a condition to vesting of the Purchased Shares subject to the accelerated installment.


                                      2.
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In no event, however, shall the Issuance Parachute Payment attributable to any Issuance exceed the spread of the Issuance (the excess of the Fair Market Value of the accelerated shares over the issuance price payable for those shares).

          OTHER PARACHUTE PAYMENTS means any payments in the nature of compensation (other than the vesting acceleration of the Purchased Shares under the Plan) to which Participant may become entitled in connection with the Change in Control, whether payable at that time or upon Participant's subsequent termination of Employee status, and which accordingly qualify as parachute payments within the meaning of Code Section 280G(b)(2) and the Treasury Regulations issued thereunder.

          PRESENT VALUE means the value, determined as of the effective date of the Change in Control, of any payment in the nature of compensation which Participant becomes entitled to receive from the Corporation in connection therewith, including (without limitation) the Issuance Parachute Payment attributable to the Issuance evidenced by this Issuance Agreement and the aggregate Issuance Parachute Payment attributable to all other Issuances of Participant which accelerate upon the Change in Control. The Present Value of any such payment which is not otherwise due and payable at the time of the Change in Control shall be determined in accordance with the provisions of Code Section 280G(d)(4), utilizing a discount rate equal to one hundred twenty percent (120%) of the applicable Federal rate in effect at the time of such determination, compounded semi-annually to the effective date of the Change in Control.

          PURCHASED SHARES shall mean the shares purchased by the Participant pursuant to each Issuance under the Plan.

          SEVERANCE PAYMENT means the lump-sum cash payment to which Participant may become entitled, pursuant to separate letter agreement with the Corporation, upon the involuntary termination of his or her Employee status within eighteen (18) months following certain changes in control of the Corporation.

          B. The extent to which the Issuance evidenced by this Issuance Agreement and all other Restricted Issuances are to accelerate upon the Change in Control shall be determined as follows:

               FIRST, there is to be determined the Issuance Parachute Payment attributable to each Unrestricted Issuance (or installment thereof) which accelerates upon the Change in Control,

               THEN, there is to be determined the Issuance Parachute Payment attributable to each Restricted Issuance (or installment thereof) which is subject to acceleration upon the Change in Control.


                                     3.
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               To the extent the aggregate Issuance Parachute Payment
calculated for the Unrestricted Issuances does not exceed 2.99 times Participant's Actual Average Compensation, then the Restricted Issuances shall be accelerated until the Issuance Parachute Payments attributable to such Restricted Issuances, when added to the aggregate Issuance Parachute Payment attributable to the Unrestricted Issuances, equal 2.99 times Participant's Actual Average Compensation.

          C. If the aggregate Issuance Parachute Payment attributable to the Restricted Issuances which would otherwise accelerate upon the Change in Control would, when added to the aggregate Issuance Parachute Payment attributable to the accelerated Unrestricted Issuances, exceed 2.99 times Participant's Actual Average Compensation, then the Restricted Issuances will be accelerated in the order of their share spread (the Fair Market Value of the unvested Purchased Shares at the time of the Change in Control less the stock issuance price payable for those shares), with the Restricted Issuances with the highest share spread to be the first to be accelerated, until the aggregate Issuance Parachute Payment attributable to the Restricted Issuances (or installments thereof) so accelerated equals the difference between (i)
2.99 times Participant's Actual Average Compensation and (ii) the aggregate Issuance Parachute Payment attributable to the Unrestricted Issuances.

          D. Accordingly, except as otherwise provided under Paragraph F. below, neither the Issuance evidenced by this Issuance Agreement nor any other Restricted Issuance is to accelerate upon the Change in Control if and to the extent the Issuance Parachute Payments attributable to the installments thereof which would otherwise accelerate upon such Change in Control would, when added to the Issuance Parachute Payments attributable to the Unrestricted Issuances which accelerate upon such Change in Control, exceed in amount 2.99 times Participant's Actual Average Compensation.

          E. In the event there is any dispute with Participant as to whether one or more payments to which Participant may become entitled in connection with the Change in Control constitute Issuance Parachute Payments or Other Parachute Payments, such dispute shall be resolved as follows:

              - In the event temporary, proposed or final Treasury Regulations in effect at the time under Code Section 280G (or applicable judicial decisions) specifically address the status of any such payment or the method of valuation therefor, the characterization afforded to such payment by the Regulations (or such decisions) shall, together with the applicable valuation methodology, be controlling.

              - In the event the Regulations (or applicable judicial decisions) do not address the status of any payment in dispute, the matter shall be submitted for resolution to independent counsel mutually acceptable to the Corporation and Participant ("Independent Counsel"). The resolution reached by Independent


                                      4.
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     Counsel shall be final and controlling; PROVIDED, however, that if in the judgment of Independent Counsel the status of the payment in dispute can be resolved through the obtainment of a private letter ruling from the Internal Revenue Service, a formal and proper request for such ruling shall be prepared and submitted by Independent Counsel, and the determination made by the Internal Revenue Service in the issued ruling shall be controlling. All expenses incurred in connection with the retention of Independent Counsel and (if applicable) the preparation and submission of the ruling request shall be shared equally by the Corporation and Participant.

              - In the event the Regulations (or applicable judicial decisions) do not address the appropriate valuation methodology for any payment in dispute, the value thereof shall, at the Independent Counsel's election, be determined through an independent third-party appraisal, and the expenses incurred in obtaining such appraisal shall be shared equally by the Corporation and Participant.

          F. Notwithstanding any provision to the contrary set forth in the preceding paragraphs, the aggregate Issuance Parachute Payment attributable to the Issuances accelerated upon the Change in Control shall not be reduced below that amount (if any) which, when added to the Present Value of all the Other Parachute Payments to which Participant becomes entitled in connection with such Change in Control, would nevertheless qualify as reasonable compensation within the standards established under Code Section 280G(b)(4).

          G. Participant shall not be entitled to any Severance Payment in the event that the aggregate Issuance Parachute Payment attributable to all Restricted and Unrestricted Issuances which accelerate upon the Change in Control equals or exceeds 2.99 times Participant's Actual Average
Compensation.

          H. These guidelines shall in all events be interpreted in such manner as shall avoid the imposition of excise taxes under Code Section 4999 and the disallowance of deductions under Code Section 280G(a) with respect to the acceleration of Participant's Restricted Issuances in connection with the Change in Control.

          I. Not withstanding the existence of one or more payments in dispute under Paragraph E. above and subject to the terms of the Issuance Agreement, Participant shall have the right to direct the sale of Purchased Shares under a Restricted Issuance, provided the sale proceeds are immediately deposited in escrow.

          J. Once the requisite determinations under Paragraph E. have been made, then to the extent the aggregate Issuance Parachute Payment attributable to the Restricted Issuances which would otherwise accelerate upon the Change in Control would, when added to the aggregate Issuance Parachute Payment attributable to the accelerated Unrestricted Issuances,


                                     5.
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exceed 2.99 times Participant's Actual Average Compensation or other applicable limitation under Paragraph F. above, such acceleration shall be precluded through the disposition of one or more Restricted Issuances as follows:

               FIRST, any unvested Purchased Shares subject to Restricted Issuances shall immediately be cancelled. If there is more than one such Restricted Issuance outstanding, then the cancellation of the unvested Purchased Shares subject to Issuances shall occur in the following order: the unvested Purchased Shares subject to the Restricted Issuances with the lowest share spread shall be the first to be cancelled.

               THEN, the sales of unvested Purchased Shares subject to one or more Restricted Issuances (or installments thereof) shall be rescinded (with the Restricted Issuances with the lowest share spread to be the first to be rescinded) by refunding to the Participant the share price paid for the Purchased Shares and returning those shares (plus an cash dividends paid thereon in connection with the Change in Control) to the Corporation. To the extent the sales of unvested Purchased Shares (or accelerated installments thereof) shall have been sold and the proceeds are held in escrow, the sale proceeds attributable to those shares shall be allocated as follows: first an amount not to exceed the share price paid for such shares shall be refunded to Participant, and then the balance of the proceeds (together with any cash dividends paid on those shares in connection with the Change in Control) shall be returned to the Corporation.

          K. To the extent any cash proceeds remain in the escrow account after the reductions specified in Paragraph J. above have been made, those proceeds shall be promptly distributed to Participant.


                                      6.
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           IN WITNESS WHEREOF, DoubleClick, Inc. has caused this Addendum to be executed by its duly-authorized officer, and Participant has executed this Addendum, all as of the Effective Date specified below.


                                  DOUBLECLICK, INC.

                                  By ________________________________________

                                  Title _____________________________________


                                  ___________________________________________
                                                  PARTICIPANT



EFFECTIVE DATE: ______________________, 199_


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